September 10, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Withdrawal of Form SB-2 Registration Statement (#333-139437)

Under the Securities Act of 1933 for Dynamic Leisure Corporation

Ladies and Gentlemen:

On December 18, 2006, Dynamic Leisure Corporation, a Minnesota corporation (the “Company”), filed with the Commission a registration statement on Form SB-2 (Registration No. 333-139437) to register up to 2,700,000 shares of its Common Stock to be issued to the AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC, and New Millennium Capital Partners II, LLC, upon conversion of the convertible promissory notes issued pursuant to the Securities Purchase Agreement executed by the parties on November 9, 2006 and 200,000 shares held by Ben Dyer, a director of the Company. The Company and the selling stockholders have decided not to continue with the registration statement process at this time and hereby request that the Form SB-2 referenced above be withdrawn immediately. No securities were sold under this registration statement.

If you have any questions or comments, please call the undersigned or the Company’s counsel, Alisande M. Rozynko of Crone Rozynko, LLP, at (415) 955-8900. Thank you.

Yours truly,

/s/ Daniel G. Brandano

Daniel G. Brandano

Chief Executive Officer